February 14, 2014

Christina DiAngelo-Fettig

Sr. Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ranger Funds Investment Trust – File Nos. 811-22576, 333-175328

Dear Ms. DiAngelo-Fettig

On January 9, 2014, you provided oral comments with respect to the Annual Report to Shareholders, for the period ended July 31, 2013 (the "Annual Report"), for the Ranger Small Cap Growth Fund and the Ranger Quest for Income and Growth Fund (the “Funds”), each a series of the Ranger Funds Investment Trust (the "Registrant").  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

Comment.

Form 40-17G, filing a copy of Registrant’s fidelity bond, was filed November 9, 2011.  Please file the most current fidelity bond, and any fidelity bonds that may not have been filed since the November 9, 2011 filing.

Response.

Registrant filed, on Form 40-17G, its fidelity bond for the 2012-2013 and 2013-2014 periods on February 7, 2014.

2.

Comment.

The Funds’ Ticker Symbols are not included with the Series/Class Identifiers on EDGAR.  Please update the Funds’ information on EDGAR to include the Ticker Symbols.

Response.  Registrant has updated EDGAR to include each Fund’s Ticker Symbol.

3.

Comment.  Please explain why an amended NSAR-A was filed for the Funds on March 30, 2012.

Response.  An amended NSAR-A was filed on March 30, 2012 to correct a typographical error listing the “Ranger International Fund” as a series of the Trust, and omitting the “Ranger Quest for Income and Growth.”  The amended filing corrects this error by deleting reference to the Ranger International Fund and including Ranger Quest for Income and Growth.

4.

Comment.  In the Semi-Annual Report to Shareholders filed on April 10, 2012 on form N-CSRS, the disclosure in the section entitled “Advisory Agreement” does not meet the specificity requirements of Form N-1A Item 27(d)(6).  Please review the requirements of Form N-1A and confirm that future filings will include disclosure that conforms to the requirements of the Form.

Response.

Registrant has reviewed Form N-1A Item 27(d)(6) and confirms that future disclosure regarding the approval and/or renewal of advisory and sub-advisory agreement will conform to the requirements of the Form.

5.

Comment.

The documents posted to Registrant’s website do not include the most recently filed prospectus.  Please update the website to include the Funds’ prospectus filed on November 27, 2013.

Response.

Registrant has updated its website to include the Funds’ current prospectus.

6.

Comment.

The Fund Fact Sheet available on Registrant’s website shows a net expense ratio.  Please update the Fact Sheet to disclose that the expense ratio shown is a “net expense ratio,” and include the “gross expense ratio.”

Response.

Registrant has updated the Fund Fact Sheet as requested.

7.

Comment.

A review of the Funds’ Schedule of Portfolio holdings indicates that the Funds are invested in short-term money market funds, and Quest for Income & Growth Fund is invested in Solar Capital Ltd, a business development company (“BDC”).  A review of the December 1, 2013 prospectus suggests that perhaps all such expenses were not considered in calculating AFFE.  Please confirm that the AFFE listed in the Funds’ prospectus dated December 1, 2013 includes all indirect costs of investing in other investment companies, including BDCs, and restate the Funds’ fee tables if necessary.

Response.     The Quest for Income and Growth Fund’s prospectus dated December 31, 2013 does not include BDCs in the AFFE calculation.  Registrant has recalculated the AFFE and will restate the Fund’s fee table to correct the error.  Registrant will file the revised prospectus with the SEC and mail same to shareholders.

8.

Comment.

Please confirm whether “Other Expenses” for the Ranger Small Cap Fund Investor Class, as reflected in the prospectus dated December 1, 2013, are estimated for the share class’ initial fiscal year.

Response.

The “Other Expenses” are not estimated for the Investor Class.  Although the Ranger Small Cap Fund has both Investor Class Shares and Institutional Class shares, currently, only Institutional Class shares are available for sale.  “Other Expenses” are calculated at the Fund level and, therefore, reflect actual expenses  based on the Fund’s expenses in its prior fiscal year.

9.

Comment.

In the “Performance Illustration” in the Annual Report to Shareholders for the fiscal year ended July 31, 2013 for each Fund, the line graph reflects performance comparison of a $10,000 investment.  The line graph should be based on the minimum initial investment for the Fund if such minimum is greater than $10,000.  In future filings, please adjust the line graph accordingly. See Form N-1A Item 27(b)(7)(ii)(A), instruction 1(d).

Response. Registrant confirms that in future Annual Reports it will provide a performance comparison based on the Funds’ respective minimum initial investment as required by Item 27(b)(7)(ii)(A).

10.

Comment.

In the Management Discussion of Fund Performance for Ranger Quest for Income and Growth included in the Annual Report to Shareholders for the fiscal year ended July 31, 2013, the first sentence references the Fund’s performance during the year ended July 31, 2012.  In the future, for Funds with multiple share classes, please disclose the relevant share class when providing performance or other similar information.

Response.

Registrant will include reference to the relevant share class, as appropriate, in future shareholder reports.

11.

Comment.

Note 4 to the Financial Statements in the Annual Report to Shareholders for the fiscal year ended July 31, 2013 provides, in relevant part, “[t]he [Funds’ Advisers] may recoup any waived amount from each respective Fund pursuant to these Expense Limitation Agreements if such reimbursement does not cause the respective Fund to exceed existing expense limitations…”  Please confirm that any such recoupment will not exceed the expense limitation in place at the time of the waiver.

Response.

Registrant confirms that any recoupment of previously waived expenses will not exceed the limitation in place at the time of the waiver.

12.

Comment.

Note 5 to the Financial Statements in the Annual Report to Shareholders for the fiscal year ended July 31, 2013 discloses the amount of paid in capital for the fiscal year ended July 31, 2013.  The amount reflected in Note 5, $13,319,068, does not match the amount shown on the Statement of Assets and Liabilities.  Please explain the difference between the two amounts and why it is appropriate.

Response.  The amount of paid in capital reflected on the Statement of Assets and Liabilities was adjusted to reflect certain tax adjustments related to return of capital transactions, and to reflect the tax character of undistributed earnings.  The amount shown in Note 5 was inadvertently not adjusted to reflect these adjustments.  The amount shown in the Statement of Assets and Liabilities is correct.

13.

Comment.

Note 7 to the Financial Statements in the Annual Report to Shareholders for the fiscal year ended July 31, 2013 notes that the Small Cap Fund has a capital loss carryforward of $39,196.  In future reports, please include the expiration date for this carryforward amount or, disclose that it does not expire.

Response.

Registrant notes that the capital loss carryforward amounts do not expire.  In the future, Registrant will include disclosure noting that the capital loss carryforward amounts do not expire.

14.

Comment.

In the “Expense Example” in the Annual Report to Shareholders for the fiscal year ended July 31, 2013, it appears that the expense ratio shown is an annual expense ratio.  Form N-1A Item 27(d)(1), Instruction 1(c), requires that the expense ratio be annualized for the most recent six months.  Please review the each Fund’s Expense Example and confirm that the six month annualized expense ratio is used.  If the annual expense ratio was used, please confirm that in future shareholder reports, the six month annualized expense ratio, as required by Item 27(d)(1), will be used.

Response.

In the Annual Report to Shareholders for the fiscal year ended July 31, 2013, the annual expense ratio was used in the Fund’s Expense Example.  Registrant has reviewed the Form and confirms that in future shareholder reports, the six month annualized expense ratio, as required by Item 27(d)(1), will be used.

* * * * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Emily Little at (614) 469-3264.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP